

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2011

Mr. Thomas E. O'Hern
The Macerich Company
401 Wilshire Boulevard, Suite 700
Santa Monica, CA 90401

> **Re:** **The Macerich Company**
> **Form 10-K for the year ended December 31, 2010**
> **File No. 1-12504**

Dear Mr. O'Hern:

We have reviewed your first response letter filed April 28, 2011 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Management's Discussion and Analysis of Financial Condition, page 41

1. We note your response to comment 2 of our letter dated March 31, 2011 that management does not consider same center NOI as a key performance indicator. Please advise us of the key performance indicators that you and investors may consider in analyzing your company's internal growth.

Financial Statements

9. Deferred Charges and Other Assets, net:, page 92

2. We note your response to prior comment 8. Please provide more information regarding how you evaluate whether a lessee will exercise the below market fixed-rate renewal option, including what economic factors you use and how management uses them. Please clarify for us if you use any thresholds within your analysis.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang, Staff Attorney, at (202) 551-3386 or Tom Kluck, Branch Chief at (202) 551-3233 with regard to legal comments.

Sincerely,

Kevin Woody
Branch Chief